UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO/A
TENDER OFFER STATEMENT PURSUANT TO RULE 14(d)-1 or 13(e)(1)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 19)
PLACER DOME INC.
(Name of Subject Company (Issuer))
BARRICK GOLD CORPORATION
(Name of Filing Person (Bidder))
Common Shares
(Title of Class of Securities)
725906101
(CUSIP Number of Class of Securities)
Sybil E. Veenman
Vice President, Assistant General Counsel, and Secretary
BCE Place, Canada Trust Tower
161 Bay Street, Suite 3700
P.O. Box 212
Toronto, Canada M5J 2S1
(416) 861-9911

   (Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of filing person)

     This Amendment n.19 amends and supplements the Tender Offer Statement on Schedule TO (as previously amended, the “Schedule TO”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 10, 2005 by Barrick Gold Corporation (“Barrick”).
     The Schedule TO relates to the offer (the “Offer”) by Barrick to purchase (i) all outstanding common shares (including those that are subject to CHESS Depositary Interests and International Depositary Receipts) of Placer Dome Inc. (“Placer Dome”), which includes common shares that may become outstanding after the date of the offer but before the expiry time of the offer upon conversion, exchange or exercise of options or convertible debentures or other securities of Placer Dome that are convertible into or exchangeable for common shares and (ii) the associated rights issued under the Shareholders Rights Plan of Placer Dome (collectively, the “Shares”), at a price of, at the election of the shareholder of Placer Dome: (a) US$22.50, in cash for each Share; or (b) 0.8269 of a Barrick common share and US$0.05 in cash for each Share, in each case subject to proration.
     The Offer is subject to the terms and conditions set forth in the Offer and Circular dated November 10, 2005 (the “Offer and Circular”) and the related Letter of Transmittal, filed as Exhibits 1.1 and 1.2, respectively, to the initial Schedule TO, as amended by the notice of variation and extension dated January 4, 2006 (the “First Notice”) filed as Exhibit 1.6 to Schedule TO and as further amended by the notice of extension and subsequent offering period dated January 20, 2006 filed herewith as Exhibit 1.8 (the “Second Notice”).
     As permitted by General Instruction F to Schedule TO, the information set forth in the entire Second Notice, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference in response to all items of information required to be included in, or covered by, this Schedule TO and is supplemented by the information specifically provided herein.
     Capitalized terms used herein and not defined herein have the respective meaning assigned to such terms in the Offer and Circular, as amended by the First Notice and the Second Notice.
Item 4     Terms of the Transaction
     By notice to the Depositary given on January 19, 2006 and press release dated January 20, 2006, Barrick formally extended the Offer from midnight (Toronto time) on January 19, 2006 to 6:00 p.m. (Toronto time) on February 3, 2006. This extension constitutes a “subsequent offering period” under the U.S. securities laws.
Item 12     Exhibits
     As permitted by General Instruction F to Schedule TO, Item 12 of the Schedule TO is hereby amended and supplemented to include:

Exhibit	Description
1.8	Notice of Extension and Subsequent Offering Period, dated January 20, 2006 (filed herewith)

(a)(19)(1.1)	Barrick’s press release dated January 20, 2006 (incorporated by reference to Barrick’s filing pursuant to Rule 425 on January 20, 2006)

(a)(19)(1.2)	Barrick First Contact Presentation- Mine Site (incorporated by reference to Barrick’s filing pursuant to Rule 425 on January 20, 2006)

(a)(19)(1.3)	Barrick First Contact Presentation-Office (incorporated by reference to Barrick’s filing pursuant to Rule 425 on January 20, 2006.)

(a)(19)(1.4)	Placer Dome Receptionist script and Q&A (incorporated by reference to Barrick’s filing pursuant to Rule 425 on January 20, 2006)

(a)(19)(1.5)	Memorandum from Greg Wilkins to all Placer Dome Employees, dated January 20, 2006 (incorporated by reference to Barrick’s filing pursuant to Rule 425 on January 20, 2006)

(a)(19)(1.6)	Memorandum from Greg Wilkins to all Employees at Placer Dome’s Canadian Operations, dated January 20, 2006 (incorporated by reference to Barrick’s filing pursuant to Rule 425 on January 20, 2006)

(a)(19)(1.7)	Memorandum from Greg Wilkins to all La Coipa Mine Employees, dated January 20, 2006 (incorporated by reference to Barrick’s filing pursuant to Rule 425 on January 20, 2006)

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BARRICK GOLD CORPORATION
	Date:	January 20, 2006

By:	/s/ Sybil E. Veenman
	Name:	Sybil E. Veenman
	Title:	Vice President, Assistant General Counsel and Secretary

EXHIBIT INDEX

Exhibit	Description
1.8	Notice of Extension and Subsequent Offering Period, dated January 20, 2006 (filed herewith)

(a)(19)(1.1)	Barrick’s press release dated January 20, 2006 (incorporated by reference to Barrick’s filing pursuant to Rule 425 on January 20, 2006)

(a)(19)(1.2)	Barrick First Contact Presentation- Mine Site (incorporated by reference to Barrick’s filing pursuant to Rule 425 on January 20, 2006)

(a)(19)(1.3)	Barrick First Contact Presentation-Office (incorporated by reference to Barrick’s filing pursuant to Rule 425 on January 20, 2006)

(a)(19)(1.4)	Placer Dome Receptionist script and Q&A (incorporated by reference to Barrick’s filing pursuant to Rule 425 on January 20, 2006)

(a)(19)(1.5)	Memorandum from Greg Wilkins to all Placer Dome Employees, dated January 20, 2006 (incorporated by reference to Barrick’s filing pursuant to Rule 425 on January 20, 2006)

(a)(19)(1.6)	Memorandum from Greg Wilkins to all Employees at Placer Dome’s Canadian Operations, dated January 20, 2006 (incorporated by reference to Barrick’s filing pursuant to Rule 425 on January 20, 2006)

(a)(19)(1.7)	Memorandum from Greg Wilkins to all Le Coipa Mine Employees, dated January 20, 2006 (incorporated by reference to Barrick’s filing pursuant to Rule 425 on January 20, 2006)

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